EXHIBIT 3

                        [FORM OF LETTER TO SHAREHOLDERS]

[SKYMALL LETTERHEAD]


                                October 15, 1999


Dear Fellow Shareholders:

         The Board of Directors of SkyMall, Inc. ("SkyMall") has adopted a Shareholder Rights Plan (the "Plan"). The Plan has not been adopted in response to any known effort to acquire control of the Company.

         The Board of Directors believes the Plan protects your interests in the event the Company is confronted with an unsolicited takeover attempt. The Plan contains provisions designed to deter unsolicited offers that do not treat all shareholders equally, acquisitions of significant blocks of shares in the open market without paying a control premium and other coercive takeover tactics which may impair the Board's ability to represent your interests fully. We consider the Plan to be an effective tool in protecting your equity investment, while not preventing a fair acquisition offer.

         We have enclosed a summary of the principal terms of the Plan and we urge you to read it carefully.

         You are not required to take any action at this time. We recommend, however, that you read the enclosed summary of the many features of the Plan, and retain the summary with your SkyMall stock certificates or records. If you should require further information, a copy of the Plan is available from the Company's Secretary.

                                         Very truly yours,



                                         Robert M. Worsley
                                         President and Chief Executive Officer